Vimicro International Corporation

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100191, People’s Republic of China

March 18, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Request to Withdraw Registration Statement on Form F-3 (File No. 333-166948)

Ladies and Gentlemen:

Vimicro International Corporation (the “Company”) hereby respectfully requests the withdrawal, effective immediately, of the registration withdrawal request filed on behalf of the Company on March 4, 2013 on Form RW (accession number 0001104659-14-018153) (the “Form RW”) in respect of the above-referenced registration statement. The filing of the Form RW was made in error as the Company intended only to request the withdrawal of Post-Effective Amendment No. 1 to the Registration Statement.  The Company will submit a request to withdraw Post-Effective Amendment No. 1 to the Registration Statement using Form AW in due course.

Kind regards,

Vimicro International Corporation

By:	/s/ Jinxiang Long
Name: Jixiang Long
Title: Legal Director